                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)/1/

                                Ashford.com, Inc.
                                -----------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                   004093 10 2
                                   -----------
                                 (CUSIP Number)

                                Arthur H. Miller
                               Global Sports, Inc.
                                1075 First Avenue
                            King of Prussia, PA 19406
                                 (610) 265-3229
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 13, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  004093102
         -----------------

 1    NAME OF REPORTING PERSON
        Global Sports, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        04-2958132

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS

        OO (See Item 3)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

                     7    SOLE VOTING POWER
                                -0-
     NUMBER OF
     SHARES          8    SHARED VOTING POWER
     BENEFICIALLY               18,702,769/1/
     OWNED BY
     EACH            9    SOLE DISPOSITIVE POWER
     REPORTING                  -0-
     PERSON
                     10   SHARED DISPOSITIVE POWER
                                18,702,769/1/

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        18,702,769 shares/1/

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES  [_]

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        34.7%/2/

  14  TYPE OF REPORTING PERSON
        CO


----------
/1/ Does not include options to purchase an aggregate of 725,466 shares of common stock of Ashford.com, Inc., which options are exercisable within 60 days of September 13, 2001, held by the persons who have entered into Voting Agreements with Global Sports, Inc. and have executed Irrevocable Proxies in favor of Global Sports, Inc. as described herein. The Voting Agreements and Irrevocable Proxies apply to any additional shares acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options. Does not include an aggregate of 291,000 shares of common stock of Ashford.com, Inc., which shares are held in trust by the persons who have entered into Voting Agreements with Global Sports, Inc. and have executed Irrevocable Proxies in favor of Global Sports, Inc. as described herein. The Voting Agreements and Irrevocable Proxies do not apply to any of the foregoing shares held in trust.

/2/ Based on 53,784,256 shares of common stock of Ashford.com, Inc. outstanding as of September 13, 2001, not including shares held by Ashford.com, Inc. as treasury stock.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Global Sports, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Ashford Common Stock"), of Ashford.com, Inc., a Delaware corporation ("Ashford"). The principal executive offices of Ashford are located at 3800 Buffalo Speedway, Suite 400, Houston, TX 77098.

ITEM 2.   IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Global Sports, Inc., a Delaware corporation ("Global Sports"). Global Sports is a leading outsource solution provider for e-commerce. The company develops and operates e-commerce businesses for retailers, media companies and professional sports organizations.

(b) The address of the principal business and principal office of Global Sports is 1075 First Avenue, King of Prussia, PA 19406.

(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Global Sports' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Global Sports nor, to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Global Sports nor, to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)       All of the executive officers and directors of Global Sports named in
          Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 of this Schedule 13D), certain stockholders of Ashford have entered into Voting Agreements with Global Sports and Irrevocable Proxies in favor of Global Sports as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

(a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of September 13, 2001 (the "Merger Agreement"), by and among Global Sports, Ruby Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Global Sports ("Merger Sub"), and Ashford, and subject to the conditions set forth therein (including, but not limited to, the adoption of the Merger Agreement by the stockholders of Ashford), Merger Sub will be merged with and into Ashford (the "Merger"), Ashford will become a wholly owned subsidiary of Global Sports and each outstanding share of Ashford Common Stock will be converted into the right to receive a combination of cash and a fraction of a share of Global Sports common stock, in accordance with the terms of the Merger Agreement. In addition, Global Sports will assume certain warrants to purchase Ashford Common Stock in accordance with the terms of the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, Global Sports and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and the persons named on Schedule II to this Section 13D executed and delivered Irrevocable Proxies in favor of Global Sports.

          The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.1.

(c)       Not applicable.

(d) It is anticipated that upon consummation of the Merger, each current executive officer of Ashford and each current member of Ashford's board of directors will resign or otherwise be replaced with a designee of Global Sports.

(e) The Merger Agreement prohibits Ashford, without the prior written consent of Global Sports, from declaring, accruing, setting aside or paying any dividends or making any other distributions in respect of any shares of Ashford Common Stock, and from repurchasing, redeeming or otherwise reacquiring any shares of Ashford Common Stock or other securities of Ashford, except as a result of a reverse stock split that has been approved by the board of directors and stockholders of Ashford. Upon consummation of the Merger, Ashford will become a wholly owned subsidiary of Global Sports, and will cease to be a reporting company under the Exchange Act.

(f) Upon consummation of the Merger, Ashford will become a wholly owned subsidiary of Global Sports.

(g) The Merger Agreement contains a number of provisions limiting the ability of Ashford to become acquired by, or to pursue the acquisition of Ashford by, any persons other than Global Sports during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, Ashford Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Ashford Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Global Sports currently has no plan or proposal which relates to, or may result in, any of the matters listed in Item 4(a) - (i) of this Schedule 13D (although Global Sports reserves the right to develop such plans or proposals).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Voting Agreements and the Irrevocable Proxies, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, Global Sports has the power to vote an aggregate of 18,702,769 shares of Ashford Common Stock for the limited purpose of voting (i) in favor of the Merger, the execution and delivery by Ashford of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing; (ii) against any action or agreement that would or could reasonably result in a breach of any representation, warranty, covenant or obligation of Ashford in the Merger Agreement; and (iii) against or otherwise with respect to the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Ashford or any subsidiary of Ashford; (B) any sale, lease or transfer of a material amount of assets of Ashford or any subsidiary of Ashford; (C) any reorganization, recapitalization, dissolution or liquidation of Ashford or any subsidiary of Ashford;
          (D) any change in a majority of the board of directors of Ashford; (E) any amendment to Ashford's certificate of incorporation or bylaws; (F) any material change in the capitalization of Ashford or Ashford's corporate structure; and (G) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreements. The stockholders of Ashford who are parties to the Voting Agreements and Irrevocable Proxies retained the right to vote their shares of Ashford Common Stock on all matters other than those identified in the Voting Agreements.

          The shares covered by the Voting Agreements constitute approximately 34.7% of the issued and outstanding shares of Ashford Common Stock as of September 13, 2001. In addition, the persons who have signed Voting Agreements and Irrevocable Proxies hold an aggregate of 725,466 options that are exercisable within 60 days of September 13, 2001, and the Voting Agreements and Irrevocable Proxies apply to any additional shares of Ashford Common Stock acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options.

          The persons who have signed Voting Agreements and Irrevocable Proxies also hold an aggregate of 291,000 shares of Ashford Common Stock which are held in trust for certain persons, as described in Schedule II to this Schedule 13D. The Voting Agreements and Irrevocable Proxies do not apply to any of the foregoing shares held in trust.

         The description contained in Item 4 and this Item 5 of the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement and Irrevocable Proxy, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.2.

         To Global Sports' knowledge, no shares of Ashford Common Stock are beneficially owned by any of the persons named in Schedule I to this
         Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and Irrevocable Proxies.

         Set forth in Schedule II to this Schedule 13D is the name of each person with whom Global Sports shares the power to vote or to direct the vote or to dispose or to direct the disposition of Ashford Common Stock in the manner described above. Set forth in Schedule III to this
         Schedule 13D is the name and present principal occupation or employment of each Ashford stockholder who is an individual and with whom Global Sports shares the power to vote or to direct the vote or to dispose or to direct the disposition of Ashford Common Stock in the manner described above. Also set forth in Schedule III to this Schedule 13D is the name, state of organization, principal business and address of each other Ashford stockholder with whom Global Sports shares the power to vote or to direct the vote or to dispose or to direct the disposition of Ashford Common Stock in the manner described above.

         During the past five years, to Global Sports' knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to Global Sports' knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To Global Sports' knowledge, all persons named in Schedule III to this
         Schedule 13D are citizens of the United States.

(c) Neither Global Sports, nor to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Ashford Common Stock during the past 60 days, except as disclosed herein.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Global Sports' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Ashford, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------
2.1            Agreement and Plan of Merger and Reorganization, dated as of
               September 13, 2001, by and among Global Sports, Inc., a
               Delaware corporation, Ruby Acquisition Corp., a Delaware corporation, and Ashford.com, Inc., a Delaware corporation, previously filed as Exhibit 2.1 to Global Sports' Form 8-K filed September 18, 2001, and incorporated herein by reference.

2.2 Form of Voting Agreement and Irrevocable Proxy, dated as of September 13, 2001, in substantially the form entered into between Global Sports, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, previously filed as Exhibit 2.2 to Global Sports' Form 8-K filed September 18, 2001, and incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 24, 2001            GLOBAL SPORTS, INC.


                                       By: /s/ Michael G. Rubin
                                       ------------------------------------
                                       Michael G. Rubin
                                       Chairman and Chief Executive Officer

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF GLOBAL SPORTS*


NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                    ----------------------------------

Michael G. Rubin        Chairman of the Board, President and Chief Executive
                        Officer

Jordan M. Copland       Executive Vice President and Chief Financial Officer

Robert Liewald          Executive Vice President, Merchandising

Arthur H. Miller        Executive Vice President and General Counsel

Mark S. Reese           Executive Vice President and Chief Operating Officer

Michael R. Conn         Senior Vice President, Business Development

Steven C. Davis         Senior Vice President, Marketing

Glenn Walls             Senior Vice President, Merchandising

*All individuals named in the above table are employed by Global Sports, Inc. The address of Global Sports' principal executive office is 1075 First Avenue, King of Prussia, PA 19406.


                     NON-EMPLOYEE DIRECTORS OF GLOBAL SPORTS

                                PRINCIPAL OCCUPATION         NAME AND ADDRESS OF ORGANIZATION
NAME                            OR EMPLOYMENT                IN WHICH EMPLOYED
----                            -------------                -----------------
Kenneth J. Adelberg             President and Chief          HiFi House Group
                                Executive Officer            1001 Sussex Blvd.
                                                             Broomall, PA 19008

Ronald D. Fisher                Vice Chairman                SOFTBANK Holdings, Inc.
                                                             1188 Centre St.
                                                             Newton Center, MA 02459

Harvey Lamm                     Chief Executive Officer      Vintek Corporation
                                                             Three Bala Plaza East
                                                             Suite 123
                                                             Bala Cynwyd, PA 19004

Mark S. Menell                  Partner                      Rustic Canyon Group
                                                             2425 Olympic Blvd., Suite 6050W
                                                             Santa Monica, CA 90404

Michael S. Perlis               Venture Partner              SOFTBANK Capital Partners LP
                                                             28 East 28/th/ Street, 15/th/ floor
                                                             New York, NY 10016

Jeffrey F. Rayport, Ph.D.       Executive Director           Monitor Marketspace Center
                                                             2 Canal Park
                                                             Cambridge, MA 02149

                                   SCHEDULE II

                                                                    PERCENTAGE OF ASHFORD
                                            NUMBER OF SHARES OF         COMMON STOCK
                                           ASHFORD COMMON STOCK     BENEFICIALLY OWNED AS
        ASHFORD STOCKHOLDER                 BENEFICIALLY OWNED     OF SEPTEMBER 13, 2001/1/
        -------------------                 ------------------     ------------------------
Benchmark Capital Partners II, L.P.            10,862,177/2/                20.2%

Benchmark Capital Partners III, L.P.            1,513,614/3/                 2.8%

Benchmark Capital Partners IV, L.P.               278,227/4/                 0.5%

Robert Cohn                                       152,750/5/                 0.3%

David Gow                                         648,341/6/                 1.2%

Kevin R. Harvey                                12,668,268/7/                23.5%

J. Robert Shaw                                  3,099,500/8/                 5.8%

James H. Whitcomb Jr.                           3,150,376/9/                 5.9%


___________________________
/1/ Calculations are based on 53,784,256 shares of Ashford Common Stock outstanding as of September 13, 2001, excluding securities held by or for the account of Ashford, and including securities described in Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

/2/ Consists of shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P and Benchmark Members' Fund, L.P.

/3/ Consists of shares held by Benchmark Capital Partners III, L.P. as nominee for Benchmark Capital Partners III, L.P., Benchmark Founders' Fund III, L.P., Benchmark Founders' Fund III-A, L.P and Benchmark Members' Fund III, L.P.

/4/ Consists of shares held by Benchmark Capital Partners IV, L.P. as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P and Benchmark Founders' Fund IV-B, L.P.

/5/ Includes options to purchase 9,500 shares of Ashford Common Stock, which options are exercisable within 60 days of September 13, 2001.

/6/ Includes options to purchase 648,341 shares of Ashford Common Stock, which options are exercisable within 60 days of September 13, 2001.

/7/ Consists of shares held by Benchmark Capital Partners II, L.P., Benchmark Capital Partners III, L.P and Benchmark Capital Partners IV, L.P. Kevin R. Harvey is a Managing Member of Benchmark Capital Management Co. II, L.L.C., Benchmark Capital Management Co. III, L.L.C. and Benchmark Capital Management Co. IV, L.L.C., the general partners of the respective Benchmark entities. Includes options to purchase 14,250 shares of Ashford Common Stock, which options are exercisable within 60 days of September 13, 2001.

/8/ Includes 6,000 shares held in trust for Garret J. Shaw. Includes options to purchase 14,250 shares of Ashford Common Stock, which options are exercisable within 60 days of September 13, 2001.

/9/ Includes 142,500 shares held in trust for Elizabeth H. Whitcomb and 142,500 shares held in trust for James H. Whitcomb. Includes options to purchase 39,125 shares of Ashford Common Stock, which options are exercisable within 60 days of September 13, 2001.

                                  SCHEDULE III

                          STOCKHOLDERS WHO ARE INDIVIDUALS

ASHFORD                   PRESENT PRINCIPAL OCCUPATION                            NAME AND ADDRESS
STOCKHOLDER               OR EMPLOYMENT                                           OF EMPLOYER
------------              -------------                                           -----------
Robert Cohn               Director of Ashford; retired                            Ashford.com, Inc.
                                                                                  3800 Buffalo Speedway, Suite 400
                                                                                  Houston, TX 77098

David Gow                 Chief Executive Officer of Ashford                      Ashford.com, Inc.
                                                                                  3800 Buffalo Speedway, Suite 400
                                                                                  Houston, TX 77098

Kevin R. Harvey           Director of Ashford; Managing Member of Benchmark       Benchmark Capital
                          Capital Management Co. II, L.L.C., Benchmark            2480 Sand Hill Road, Suite 200
                          Capital Management Co. III, L.L.C. and Benchmark and;   Menlo Park, California 94025
                          Capital Management Co. IV, L.L.C.

J. Robert Shaw            Chairman of the Board of Directors of Ashford           Ashford.com, Inc.
                                                                                  3800 Buffalo Speedway, Suite 400
                                                                                  Houston, TX 77098

James H. Whitcomb Jr.     President and Director of Ashford                       Ashford.com, Inc.
                                                                                  3800 Buffalo Speedway, Suite 400
                                                                                  Houston, TX 77098


                               OTHER STOCKHOLDERS

ASHFORD                   STATE OF          PRINCIPAL            ADDRESS OF  PRINCIPAL BUSINESS
STOCKHOLDER               ORGANIZATION      BUSINESS             AND PRINCIPAL OFFICE
-----------               ------------      ---------            --------------------
Benchmark Capital         California        Venture Capital      Benchmark Capital
Partners II, L.P.                                                2480 Sand Hill Road, Suite 200
                                                                 Menlo Park, California 94025
Benchmark Capital         California        Venture Capital      Benchmark Capital
Partners III, L.P.                                               2480 Sand Hill Road, Suite 200
                                                                 Menlo Park, California 94025
Benchmark Capital         California        Venture Capital      Benchmark Capital
Partners IV, L.P.                                                2480 Sand Hill Road, Suite 200
                                                                 Menlo Park, California 94025

                                  EXHIBIT INDEX

Exhibit No     Description
----------     -----------

2.1 Agreement and Plan of Merger and Reorganization, dated as of September 13, 2001, by and among Global Sports, Inc., a Delaware corporation, Ruby Acquisition Corp., a Delaware corporation, and Ashford.com, Inc., a Delaware corporation, previously filed as
               Exhibit 2.1 to Global Sports' Form 8-K filed September 18, 2001, and incorporated herein by reference.

2.2 Form of Voting Agreement and Irrevocable Proxy, dated as of September 13, 2001, in substantially the form entered into between Global Sports, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, previously filed as Exhibit 2.2 to Global Sports' Form 8-K filed September 18, 2001, and incorporated herein by reference.